                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                                   OPTI INC.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  683960-108
                                (CUSIP Number)

                              Roy M. Korins, Esq.
                       Esanu Katsky Korins & Siger, LLP
                               605 Third Avenue
                           New York, New York 10158
                                (212) 953-6000

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 12, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683960-108                  SCHEDULE 13D          Page 2 of 13 Pages


------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Schaenen Fox Capital Management, LLC

------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  |_|
                                                                   (b)  |X|

------------------------------------------------------------------------------
 3          SEC USE ONLY

------------------------------------------------------------------------------
 4          SOURCE OF FUNDS

            OO
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
      NUMBER OF
       SHARES                   -0-                                         0%
    BENEFICIALLY         -----------------------------------------------------
      OWNED BY            8     SHARED VOTING POWER
        EACH
      REPORTING                 985,000                                   7.6%
       PERSON            -----------------------------------------------------
        WITH              9     SOLE DISPOSITIVE POWER

                                -0-                                         0%
                         -----------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                985,000                                   7.6%
------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            985,000
------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
                                                                        |_|

------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.6%
------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON
            IA
------------------------------------------------------------------------------

CUSIP No. 683960-108                  SCHEDULE 13D          Page 3 of 13 Pages


------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Emanon Partners, L.P.

------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  |_|
                                                                      (b)  |X|

------------------------------------------------------------------------------
 3          SEC USE ONLY

------------------------------------------------------------------------------
 4          SOURCE OF FUNDS

            WC
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
      NUMBER OF
       SHARES                   -0-                                         0%
    BENEFICIALLY         -----------------------------------------------------
      OWNED BY            8     SHARED VOTING POWER
        EACH
      REPORTING                 841,440                                   6.5%
       PERSON            -----------------------------------------------------
        WITH              9     SOLE DISPOSITIVE POWER

                                -0-                                         0%
                         -----------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                841,440                                   6.5%
------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            841,440
------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
                                                                           |_|

------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.5%
------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON
            PN
------------------------------------------------------------------------------

CUSIP No. 683960-108                  SCHEDULE 13D          Page 4 of 13 Pages


------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Michael Schaenen

------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  |_|
                                                                      (b)  |X|

------------------------------------------------------------------------------
 3          SEC USE ONLY

------------------------------------------------------------------------------
 4          SOURCE OF FUNDS

            OO
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
      NUMBER OF
       SHARES                   -0-                                         0%
    BENEFICIALLY         -----------------------------------------------------
      OWNED BY            8     SHARED VOTING POWER
        EACH
      REPORTING                 985,000                                   7.6%
       PERSON            -----------------------------------------------------
        WITH              9     SOLE DISPOSITIVE POWER

                                -0-                                         0%
                         -----------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                985,000                                   7.6%
------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            985,000
------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
                                                                           |_|

------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.6%
------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON
            IN
------------------------------------------------------------------------------

CUSIP No. 683960-108                  SCHEDULE 13D          Page 5 of 13 Pages


------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Christopher Fox

------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  |_|
                                                                      (b)  |X|

------------------------------------------------------------------------------
 3          SEC USE ONLY

------------------------------------------------------------------------------
 4          SOURCE OF FUNDS

            OO

------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
      NUMBER OF
       SHARES                   -0-                                         0%
    BENEFICIALLY         -----------------------------------------------------
      OWNED BY            8     SHARED VOTING POWER
        EACH
      REPORTING                 985,000                                   7.6%
       PERSON            -----------------------------------------------------
        WITH              9     SOLE DISPOSITIVE POWER

                                -0-                                         0%
                         -----------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                985,000                                   7.6%
------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            985,000
------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
                                                                           |_|

------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.6%
------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON
            IN
------------------------------------------------------------------------------

                                                            Page 6 of 13 Pages

Item 1.           Security and Issuer.

                  This statement (the "Schedule"), dated November 12, 1997, relates to the reporting persons' ownership of the Common Stock, par value $.01 per share (the "Common Stock"), and Call Options to purchase Common Stock of the Company ("Call Options") of Opti, Inc. (the "Company"), whose principal executive offices are located at 888 Tasman Drive, Milpitas, California 95035.

Item 2.           Identity and Background.

         The Schedule is being filed by:

         1.       (a)      Schaenen Fox Capital Management, LLC, a Delaware
                           limited liability company ("SFCM").

                  (b) SFCM's principal place of business is: 200 Park Avenue, New York, New York 10166.

                  (c)      SFCM is  a registered investment adviser.

                  (d) During the past five years SFCM has not been convicted in a criminal proceeding.

                  (e) During the last five years SFCM has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Not applicable.

         The members of SFCM are Michael Schaenen and Christopher Fox.

         2.       (a)      Emanon Partners, L.P. ("Emanon").

                  (b) Emanon's principal place of business is: 200 Park Avenue, New York, New York 10166.

                  (c)      Principal business:  Investments.

                  (d) During the past five years Emanon has not been convicted in a criminal proceeding.

                  (e) During the last five years Emanon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order

                                                            Page 7 of 13 Pages

                           enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Not applicable.

         The general partner of Emanon is Naima Associates, LLC, a Delaware limited liability company ("Naima"). The members of Naima are Michael Schaenen and Christopher Fox.

         3.       (a)      Michael Schaenen.

                  (b) Mr. Schaenen's business address is: 200 Park Avenue, New York, New York 10166.

                  (c)      Principal business:  Investments.

                  (d) During the past five years Mr. Schaenen has not been convicted in a criminal proceeding.

                  (e) During the last five years Mr. Schaenen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      United States.

         Mr. Schaenen is a member of SFCM and a member of Naima, the general partner of Emanon.

         4.       (a)      Christopher Fox.

                  (b) Mr. Fox's business address is: 200 Park Avenue, New York, New York 10166.

                  (c)      Principal business:  Investments.

                  (d) During the past five years Mr. Fox has not been convicted in a criminal proceeding.

                  (e) During the last five years Mr. Fox has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities

                                                            Page 8 of 13 Pages

                           subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      United States.

         Mr. Fox is a member of SFCM and a member of Naima, the general partner of Emanon.

Item 3.           Source and Amount of Funds or Other Consideration.

         Emanon obtained the funds for its purchase of the Company's Common Stock and the Call Options from its working capital. SFCM is an investment adviser with investment power over managed accounts, whose purchases of the Company's Common Stock and the Call Options were from funds provided by the managed accounts.

         The amount of funds used in making the purchases of the shares of Common Stock and the Call Options in the over-the-counter market is set forth below:

              Name                                     Amount of Consideration
              ----                                     -----------------------
         Emanon Partners, L.P.                                      $5,058,804

         Schaenen Fox Capital                                          666,661
         Management, LLC

Item 4.       Purpose of Transaction.

         SFCM and Emanon acquired the shares of the Company's Common Stock and the Call Options for investment purposes. However, on November 12, 1997, SFCM delivered a letter (the "November 12 Letter") to the Chief Executive Officer and Chairman of the Board of Directors of the Company regarding the direction of the policies and management of the Company. The November 12 Letter expressed the view that management should consider a (1) major stock buy back or special dividend or (2) sale of the Company's assets. SFCM believes, based upon the Company's filings with the Securities and Exchange Commission, that the Company has a large cash position and that management should take acts that might result in one or more of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer.

         (a) The following list sets forth the aggregate number and percentage (based on 12,998,705 shares of Common Stock outstanding as reported in the Company's Form 10-Q for the quarter ended September 30, 1977) of outstanding shares of Common Stock owned beneficially by each reporting person named in
Item 2, as of January 30, 1998:

                                                            Page 9 of 13 Pages


                                                          Shares of                    Percentage of Shares
                                                        Common Stock                      of Common Stock
Name                                                 Beneficially Owned                 Beneficially Owned
----                                                 ------------------                 ------------------
Schaenen Fox Capital Management, LLC                      985,000(1)                            7.6%
Emanon Partners, L.P.                                     841,440(2)                            6.5%
Michael Schaenen                                          985,000(3)                            7.6%
Christopher Fox                                           985,000(3)                            7.6%

         (b) By virtue of being an investment adviser to various managed accounts (including the account of Emanon), SFCM may be deemed to have shared power to vote and to dispose of 985,000 shares of Common Stock (including shares of Common Stock acquirable pursuant to the Call Options), representing approximately 7.6% of the outstanding Common Stock.

         By virtue of having its accounts managed by SFCM, Emanon may be deemed to have shared power to vote and to dispose of 841,400 shares of Common Stock (including shares of Common Stock acquirable pursuant to the Call Options), representing approximately 6.5% of the outstanding Common Stock.

         By virtue of being a member of Naima and a member of SFCM, Michael Schaenen and Christopher Fox each may be deemed to have shared power to vote and to dispose of 985,000 shares of Common Stock (including shares of Common Stock acquirable pursuant to the Call Options), representing approximately 7.6% of the outstanding Common Stock.

         (c) The following is a description of all transactions in the shares of Common Stock and the Call Options owned by the persons identified in Item 2 of this Schedule 13D effected from September 12, 1997 through January 30, 1998, inclusive. The information with respect to the Call Options represents the total number of shares of Common Stock acquirable upon exercise of the Call Options and the Price Per Share of the Call Options reflects the purchase price of the Call Option with respect to one share of Common Stock:








--------

         (1) Consists solely of shares of Common Stock and Call Options held in accounts which SFCM manages as an investment adviser. Includes 765,940 shares of Common Stock and Call Options to acquire 75,500 shares of Common Stock held in the account of Emanon Partners, L.P. and 130,560 shares of Common Stock and Call Options to acquire 13,000 shares of Common Stock held in other accounts managed by SFCM. SFCM disclaims beneficial ownership of these securities except to the extent of its equity interest therein.

         (2) Represents 765,940 shares of Common Stock and Call Options to acquire 75,500 shares of Common Stock.

         (3) Includes 765,940 shares of Common Stock and Call Options to acquire 75,500 shares of Common Stock owned by Emanon Partners, L.P. and 120,560 shares of Common Stock and Call Options to acquire 13,000 shares of Common Stock held in other accounts managed by SFCM. The reporting person disclaims beneficial ownership of these securities except to the extent of his equity interest therein.

                                                           Page 10 of 13 Pages

                                                          Number of Shares(S)
Name of Shareholder            Purchase Date               or Call Options(C)                Price Per Share
-------------------            -------------               ------------------                ---------------

Schaenen Fox Capital             09/12/97                      5,410(S)                          $6.69
Management, LLC(1)               09/17/97                      1,960(S)                          $7.00
                                 09/19/97                      2,450(S)                          $7.22
                                 10/02/97                      2,300(S)                          $7.38
                                 10/10/97                      3,100(S)                          $7.44
                                 11/05/97                      1,000(S)                          $6.38
                                 11/11/97                      2,000(S)                          $6.19
                                 12/31/98                     17,000(S)                          $6.78
                                 01/06/98                     13,000(C)                          $0.31
                                 01/28/98                      5,000(S)                          $6.25
                                 01/29/98                      5,000(S)                          $6.13

Emanon Partners, L.P.            09/12/97                     39,320(S)                          $6.69
                                 09/17/97                     13,040(S)                          $7.00
                                 09/19/97                     17,550(S)                          $7.22
                                 09/23/97                     20,000(S)                          $7.13
                                 10/02/97                     12,700(S)                          $7.38
                                 10/07/97                     20,000(S)                          $7.36
                                 10/09/97                     20,000(S)                          $7.44
                                 10/14/97                     30,000(S)                          $6.88
                                 10/15/97                     20,000(S)                          $7.00
                                 10/16/97                      7,500(S)                          $7.00
                                 10/17/97                     25,000(S)                          $6.23
                                 10/23/97                     10,000(S)                          $6.38
                                 10/24/97                     20,000(S)                          $6.38
                                 10/27/97                     23,000(S)                          $5.95
                                 10/29/97                     10,000(S)                          $6.53
                                 10/29/97                     10,000(S)                          $6.33
                                 10/29/97                     10,000(S)                          $6.50
                                 10/30/97                     10,000(S)                          $6.25
                                 10/30/97                      5,000(S)                          $6.13
                                 10/31/97                     10,000(S)                          $6.38
                                 10/31/97                      7,000(S)                          $6.29
                                 11/03/97                     30,000(S)                          $6.47
                                 11/05/97                      4,000(S)                          $6.38
                                 11/06/97                     25,000(S)                          $6.23
                                 11/10/97                      3,000(S)                          $6.13
                                 11/11/97                      3,000(S)                          $6.19
                                 11/14/97                     25,000(S)                          $6.16
                                 11/17/97                     10,000(S)                          $6.13
                                 11/17/97                     10,000(S)                          $6.06
                                 11/24/97                     20,000(S)                          $5.88
                                 11/28/97                      1,000(S)                          $6.25
                                 01/06/98                     17,500(C)                          $0.31
                                 01/13/98                     50,000(C)                          $0.50

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Not applicable.

--------
         1        On behalf of management accounts other than Emanon.

                                                           Page 11 of 13 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          SFCM, an investment adviser, is a Delaware limited liability company governed by its operating agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock and the Call Options held by or in accounts managed by SFCM is vested in its members -- Michael Schaenen and Christopher Fox, subject to the written directions of its clients.

         Emanon is a Delaware limited partnership governed by its partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock and the Call Options held in accounts of Emanon managed by SFCM (the "Accounts") is vested in its general partner -- Naima Associates, LLC. Pursuant to the management agreement between Emanon and SFCM, voting and investment power over the shares of Common Stock and the Call Options held in the Accounts is shared between SFCM and Naima and their respective members, Michael Schaenen and Christopher Fox. The limited partners have no voting or investment power over the shares of Common Stock held by Emanon.

            Naima, the general partner of Emanon, is a Delaware limited liability company governed by its operating agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock and the Call Options held by Naima or Emanon is vested in its members -- Michael Schaenen and Christopher Fox.

Item 7.       Material to be Filed as Exhibits.

          (a) Exhibit 1 - Joint Filing Agreement.

                                                           Page 12 of 13 Pages


     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated:        February 10, 1998

                               SCHAENEN FOX CAPITAL MANAGEMENT, LLC


                               By:      s/Michael Schaenen
                                  --------------------------------------------
                                        Michael Schaenen, a Member

                                          EMANON PARTNERS, L.P.
                               By:  Naima Associates, LLC, its General Partner


                               By:      s/Michael Schaenen
                                  --------------------------------------------
                                        Michael Schaenen, a Member


                                        s/Michael Schaenen
                                ----------------------------------------------
                                        MICHAEL SCHAENEN


                                        s/Christopher Fox
                                ----------------------------------------------
                                        CHRISTOPHER FOX

                                                           Page 13 of 13 Pages

                                                                     Exhibit 1

                            JOINT FILING AGREEMENT

              Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to the joint filing of a Statement on Schedule 13D with respect to the shares of common stock, par value $.01 per share, of Opti Inc., with the Securities and Exchange Commission and any other applicable authorities or parties. The parties hereto further agree that this Joint Filing Agreement ("Agreement") be included as an Exhibit thereto. In addition, each party to this Agreement agrees to file jointly any and all amendments to such Statement on Schedule 13D and expressly authorizes each other party hereto to file the same on its behalf as such filing party deems necessary or appropriate, until such time as a party hereto shall notify the others in writing of its desire to terminate this Agreement. This Agreement may be executed in multiple counterparts, each of which shall constitute one and the same instrument.

Date:         February 10, 1998

                               SCHAENEN FOX CAPITAL MANAGEMENT, LLC


                               By:      s/Michael Schaenen
                                  --------------------------------------------
                                        Michael Schaenen, a Member


                               EMANON PARTNERS, L.P.
                               By:  Naima Associates, LLC, its General Partner


                               By:      s/Michael Schaenen
                                  --------------------------------------------
                                        Michael Schaenen, a Member


                                        s/Michael Schaenen
                               -----------------------------------------------
                                        MICHAEL SCHAENEN


                                        s/Christopher Fox
                               -----------------------------------------------
                                            CHRISTOPHER FOX